

19006313



SEC
Mail Processing
MAR 04 2019
Washington DC
413

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-66750

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/2018_____ AND ENDING_____12/31/2018_____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Torch Securities LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

4006 Austin Meadow Dr.
(No. and Street)

Sugar Land	TX	78749
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas O'Driscoll   281-208-3480
                                                         (Area Code – TelephoneNumber)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jennifer Wray CPA PLLC
(Name – if individual, state last, first, middle name)

16418 Beewood Glen Dr.	Sugar Land	TX	77498
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, Thomas O'Driscoll _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Torch Securities, LLC _____, as

of December _____, 2018 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

JAIR CHEDRAOUI
Notary Public, State of Texas
Comm. Expires 07-12-2020
Notary ID 129050578

_____
Signature

_____
Chief Operating Officer
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

| REPORT PURSUANT TO SEC RULE 17a-5 |
| For the year ended December 31, 2018 |

TORCH SECURITIES, LLC
FINANCIAL STATEMENTS AND ACCOMPANYING SUPPLEMENTAL INFORMATION

Torch Securities, LLC

INDEX TO FINANCIAL STATEMENTS

Jennifer Wray CPA PLLC

16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of
Torch Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Torch Securities LLC as of December 31, 2018, the related statements of income, changes in member's equity, and cash flows for the 2018 then ended, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of Torch Securities LLC as of December 31, 2018 and the results of its operations and its cash flows for the 2018 then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Torch Securities LLC's management. Our responsibility is to express an opinion on Torch Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Torch Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III on the pages 11-12 has been subjected to audit procedures performed in conjunction with the audit of Torch Securities LLC's financial statements. The supplemental information is the responsibility of Torch Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Torch Securities LLC's auditor since 2018.

Sugar Land, Texas

Feb 25, 2019

1

TORCH SECURITIES, LLC

Statement of Financial Condition
December 31, 2018

ASSETS

Cash	$	10,199
Other assets	$	75
Total assets	$	10,274

LIABILITIES AND MEMBERS' EQUITY

Members'equity

Members' Equity	$	99,937
Deficits	$	(89,663)
Total members' equity	$	10,274
Total liabilities and members' equity	$	10,274

2

TORCH SECURITIES, LLC

Statement of Income (Loss)
For the year ended December 31, 2018

REVENUE
    Total revenue $ 21,100

EXPENSES:
Guaranteed payments	18,123
Accounting & Taxes	300
Other operating expenses	4,153
Total expenses	$ 22,576

NET INCOME BEFORE INCOME TAXES $ (1,476)

NET INCOME $ (1,476)

TORCH SECURITIES, LLC

Statement of Changes in Members' Equity
For the year ended December 31, 2018

	Members' Equity		Net Income		Total Members' Equity
Unadjusted balance at January 1, 2018	$	97,135	$	(88,187) $	8,948
Member's contribution		2,802		0	2,802
Distributions				0	0
Net income				(1,476)	(1,476)
Ending balance at December 31, 2018	$	99,937	$	(89,663) $	10,274

The accompanying notes are an integral part of these financial statements

4

TORCH SECURITIES, LLC

Statement of Cash Flows
For the year ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	(1,476)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		0
Net cash used in operating activities	$	(1,476)

CASH FLOWS FROM FINANCING ACTIVITIES

Capital contribution	$	2,802
Net cash provided in financing activities	$	2,802
Increase in cash	$	1,326
Cash - beginning of year	$	8,873
Cash - end of period	$	10,199

The accompanying notes are an integral part of these financial statements

5

Note 1: <u>Organization</u>

<u>Business Activity</u>

Torch Securities, LLC (the "Company"), a Delaware limited liability company, was formed in October 2004. It was granted membership in the Financial Industry Regulatory Authority ("FINRA"), as a limited broker-dealer in May 2005. The Company operates under the exemptive provisions of the Securities and Exchange Commission's (SEC) Rule 15c3-3(k)(2)(i) which provide that it will not maintain any margin accounts, will promptly transmit customer funds and deliver securities received, and does not hold funds or securities for, or owe money or securities to, customers. Its business operations focus primarily on mergers and acquisitions ("M&A"), private capital formations, fairness opinions and business valuations. The Company does not underwrite securities or participate in the brokerage of publicly traded securities.

Note 2: <u>Significant Accounting Policies</u>

<u>Basis of Accounting</u>

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

<u>Cash and Cash Equivalents</u>

The Company considers all short-term highly liquid investments which are readily convertible into cash and have maturities as of the date of purchase of three months or less to be cash equivalents.

<u>Revenue Recognition</u>

Revenues from the Company's operations are recognized in the period the services are provided or upon closing of an M&A transaction. A non-contingent investment banking fee is recognized in the period the service is provided per SAB 104 and FASB guidelines. A contingent investment banking fee is earned only if an M&A transaction closes and is recognized on the closing date of an M&A transaction.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses at the date of the financial statements. Actual results could differ from those estimates.

Note 2: Significant Accounting Policies (cont.)

Guaranteed Payments

Guaranteed Payments represent amounts paid to individual members in the form of success fees, salary, or other similar compensation. Such payments to a member shall not reduce the capital accounts of such member, except to the extent of its distributive share of any company losses or other downward capital adjustment resulting from such payment.

Comprehensive Income

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no comprehensive income items for the year ended December 31, 2018.

The firm did not have any adjustments that would have made comprehensive income different from net income.

Concentrations of Credit Risk

The Company has not engaged in securities business, various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions, and therefore is not exposed to risk.

Note 3: Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC) Rule 15c3-1, which requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net Capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2018, the Company had net capital of $10,274 of which $5,274 was in excess of its required minimum net capital per SEC Rule 15c3-1. The Company had no aggregate indebtedness.

Note 4: Fair Value

The Company adopted Financial Accounting Standards ("SFAS") ASC 820 Measurements and Disclosures for assets and measured at fair value on a recurring basis. The ASC 820 had no effect on the Company's financials. ASC 820 accomplishes the following key objectives:

- Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

Note4: <u>FairValue(cont)</u>

- Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

- Requires consideration of the Company's creditworthiness when valuing liabilities; and expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities.

Note 5: <u>Recently issued accounting standards</u>

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company. For the year ending December 31, 2014, various Accounting Standard Updates ("ASU") issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

Note 5: Recently issued accounting standards (cont)

ASU #	Title	Effective Date
2014-01	Investments-Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Qualified Affordable Housing Projects (a consensus of the Emerging Issues Task Force)	For all entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2014, and interim periods within annual reporting periods beginning after December 15, 2015. Early adoption is permitted.
2014-02	Intangibles-Goodwill and Other (Topic 350): Accounting for Goodwill (a consensus of the Private Company Council) Early application is permitted, including application to any period for which the entity	The accounting alternative, if elected, should be applied prospectively to goodwill existing as of the beginning of the period of adoption and new goodwill recognized in annual periods beginning after December 15, 2014, and interim periods within annual periods beginning after December 15, 2015.
2013-10	Property, Plant, and Equipment (Topic 360): Derecognition of in Substance Real Estate-a Scope Clarification (a consensus of the FASB Emerging Issues Task Force)	After December 15, 2013

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements then as a whole.

Note 6: Provision for Taxes

The Company as an LLC is treated as a disregard for federal tax purposes and is allowed to absorb any gains or losses in the member's individual tax return. As the tax obligations of the sole member is carried to his individual tax return, any audit or review considerations related to Internal Revenue Service assessments and statute of limitations thereof are borne by the sole member. Under section 6501(a) of the Internal Revenue Code (Tax Code) and section 301.6501(a)-1(a) of the Income Tax Regulations (Tax Regulations), for the years 2013, 2014, and 2015 the IRS is required to assess tax within 3 years after the tax return was filed with the IRS.

Note 7: Subordinated Liabilities

There were no liabilities subordinated to claims of general creditors at any time during the year ended December 31, 2018. Therefore, the statement of changes in liabilities subordinated to claims of general creditors specified by rule 17a-5(d)(2) has not been presented for the year ended December 31, 2018.

Note 8: Commitments and Contingencies

As of the audit date there are no contingencies, guarantees of debt, and the like. All outstanding obligations have been paid and the Company made no accruals. As a sole member of Torch Securities, LLC, the company used the home of Mr. O'Driscoll the Company's President and CEO as the main office.

Note 9: Members contribution

During 2018, Mr. O'Driscoll made a cash contribution in the amount of $2,802.00 to the Company.

Note 10: Subsequent Events

These financial statements were approved by management and available for issuance on February 25, 2019. Subsequent events have been evaluated through this date.

TORCHSECURITIES, LLC

Statement of NetCapital
Schedule I
For the year ended December 31, 2018

	Focus 12/31/18	Audit 12/31/18	Change
Member's equity, December 31, 2018	$ 10,274	$ 10,274	$ 0
Subtract • Non allowable assets: Other asset			
Tentative net capital	$ 10,274	$ 10,274	$ 0
Haircuts:			
NETCAPITAL	$ 10,274	$ 10,274	$ 0
Minimum net capital	(5,000)	(5,000)	
Excess net capital	$ 5,274	$ 5,274	$ 0
Aggregate indebtedness	$ 0	0	
Ratio of aggregate indebtedness to net capital	0	0	

There was no difference noted between the Audit and Focus report as of
December 31, 2018.

The accompanying notes are an integral part of these financial statements

TORCH SECURITIES, LLC
Statement of Net Capital (continued)
December 31, 2018

Schedule II
Determination of Reserve Requirements
Under Rule 15c3·3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation
according to the provision of Rule 15c3-3(k)(2)(i)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control
requirements under the (k)(2)(i) exemptive provision.

Schedule IV
Independent Accountant's Report on Applying Agreed-Upon
Procedures Related to an Entity's SIPC Assessment Reconciliation

The Company is exempt from the Rule 17a-5(c)(4) as it meets the minimum assessment as
for in Section 4(d)(1)(c) of The Securities Investor Protection Act of 1970, as amended.

The accompanying notes are an integral part of these financial statements

Jennifer Wray CPA PLLC

16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Torch Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Torch Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Torch Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (exemption provisions) and (2) Torch Securities LLC stated that Torch Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Torch Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Torch Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray CPA PLLC

[signature]

Sugar Land, Texas.

Feb 25, 2019

Torch Securities,LLC

Jennifer Wray, CPA

February 25, 2019

Torch Securities, LLC's Exemption Report

Torch Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5,"Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and(4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following

Provisions of 17C.F.R. §240.15c3-3 (k):(2)(i)

(2) The Company met the Identified exemption provisions in 17 C.F.R. § 240.15c3-3(k):(2)(i) throughout the most recent fiscal year without exception.

Torch Securities, LLC

By: _____

_____

Thomas O'Driscoll, President